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                          June 8, 2022

       John J. D   Angelo
       President and Chief Executive Officer
       Investar Holding Corporation
       10500 Coursey Blvd.
       Baton Rouge, LA 70816

                                                        Re: Investar Holding
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 2, 2022
                                                            File No. 333-265381

       Dear Mr. D   Angelo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance